

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 18, 2006

Mr. J. Kenneth Alley
Senior Vice President and Chief Financial Officer
Suncor Energy Inc.
112 – 4th Avenue S.W.
Box 38
Calgary, Alberta CANADA T2P 2V5

> **Re:** **Suncor Energy Inc.**
> **Form 40-F for Fiscal Year Ended December 31, 2005**
> **Filed March 10, 2006**
> **File No. 1-12384**

Dear Mr. Alley:

We have completed our review of your Form 40-F and related filings and do not, at this time, have any further comments.

Sincerely,

April Sifford
Branch Chief